March 7, 2025

Joe Martinez
Chief Executive Officer
Apple iSports Group, Inc.
100 Spectrum Center Drive, Suite 900
Irvine, California 92612

       Re: Apple iSports Group, Inc.
           Form 8-K/A filed February 19, 2025
           File No. 000-32389
Dear Joe Martinez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance